United States securities and exchange commission logo





                              March 31, 2022

       Benoit Autier
       Chief Accounting Officer
       GraniteShares Gold Trust
       205 Hudson Street
       7th Floor
       New York, NY 10013

                                                        Re: GraniteShares Gold
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2022
                                                            File No. 333-263774

       Dear Mr. Autier:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed March 22. 2022

       Prospectus Summary, page 2

   1.                                                   Please prominently
discuss here and in the Description of the Gold Industry on page 16 the impact of current
geopolitical events on the gold market and the Trust. Please place this discussion in
context by quantifying the relative contribution of Russia and Ukraine in the gold market. If you
do not expect the impact to be material, please discuss why.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Benoit Autier
GraniteShares Gold Trust
March 31, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any questions.



                                                           Sincerely,
FirstName LastNameBenoit Autier
                                                           Division of
Corporation Finance
Comapany NameGraniteShares Gold Trust
                                                           Office of Finance
March 31, 2022 Page 2
cc:       Naveen Pogula
FirstName LastName